Magyar Bancorp, Inc.
                               400 Somerset Street
                         New Brunswick, New Jersey 08903
                            Telephone: (732) 342-7600
                            Facsimile: (732) 249-5548


November 10, 2005

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re: Magyar Bancorp, Inc. (Registration Number 333-128392) Request for Acceleration of Effectiveness
                  -----------------------------------------

Ladies and Gentlemen:

     On behalf of Magyar Bancorp, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form SB-2 be declared effective on November 14, 2005, at 2:00 p.m., or as soon thereafter as is practicable.

         The Company hereby acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Very truly yours,

                                          /s/ Elizabeth E. Hance

                                          Elizabeth E. Hance
                                          President and Chief Executive Officer